The Marsico Investment Fund

1200 17th Street, Suite 1600

Denver, Colorado 80202

June 29, 2018

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Re:	Request for Acceleration by The Marsico Investment Fund (“Registrant”) on behalf of the Marsico Global Fund for Registration Statement on Form N-14 (File No. 333-225357)

Dear Commissioners:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (“Securities Act”), the Registrant, on behalf of its series the Marsico Global Fund, and UMB Distribution Services, LLC (“Distributor”), as distributor of its shares, hereby respectfully request acceleration of the effective date of the Registration Statement on Form N-14 (File No. 333-225357) so that such Registration Statement may be declared effective on July 2, 2018, or as soon as practicable thereafter. The Registrant and the Distributor are aware of their obligations under the Securities Act.

Sincerely,

/s/ Thomas F. Marsico

Thomas F. Marsico

President and Chief Executive Officer

/s/ Karen Fay Luedtke

Karen Fay Luedtke

Chief Compliance Officer

UMB Distribution Services, LLC

cc:	Thomas M.J. Kerwin, Esq.

Anthony H. Zacharski, Esq.